

February 14, 2024

Junsei Ryu
Chairman and CEO
TOYO Co., Ltd
Tennoz First Tower F5, 2-2-4
Higashi-shinagawa, Shinagawa-ku
Tokyo, Japan 140-0002

> **Re: TOYO Co., Ltd**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-4**
> **Submitted February 8, 2024**
> **CIK No. 0001985273**

Dear Junsei Ryu:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2023 letter.

Amendment to Draft Registration Statement on Form F-4

Unaudited Pro Forma Combined Balance Sheet, page 150

1. Please ensure that material transactions that occurred after the most recent balance sheet date are adjusted for in the pro forma balance sheet to the extent related to the transaction. In this regard, we note working capital notes from December 2023 as well as extension notes issued subsequent to the balance sheet.

Unaudited Pro Forma Combined Statement of Operations, page 153

2. As your annual pro forma statement of operations is presented for the twelve months

ended June 30, 2023, your interim pro forma statement of operations should be presented for the three months ended September 30, 2023. Please revise to include a pro forma statement of operations for the interim period including BWAQ and TOYO Solar data for the three months ended September 30, 2023.

Compensation of Directors and Executive Officers, page 222

3.   Please update your disclosure in this section to reflect the fiscal year ended December 31, 2023.

Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Will Cai